UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AUXILIUM PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05334D 10 7

(CUSIP Number)

Charles C. Freyer, Esquire

General Counsel

SCP Private Equity Partners II, L.P.

1200 Liberty Ridge Drive, Suite 300

Wayne, PA 19087

610-254-4242

copy to: Spencer W. Franck, Jr.

Saul Ewing LLP

1200 Liberty Ridge Drive, Suite 200

Wayne, PA 19087-5055

(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

November 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05334D 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

SCP Private Equity Partners II, L.P. 23-3037972
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

826,291
9. Sole Dispositive Power

0
10. Shared Dispositive Power

826,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

826,291
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

2.3%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 05334D 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

SCP Private Equity II, LLC 23-3047235
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

826,291
9. Sole Dispositive Power

0
10. Shared Dispositive Power

826,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

826,291
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

2.3%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 05334D 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Winston J. Churchill
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

124,330
8. Shared Voting Power

1,620,692
9. Sole Dispositive Power

124,330
10. Shared Dispositive Power

1,620,692

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,745,022
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

4.9%
14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This statement (the “Statement”) relates to the common stock (the “Common Stock”) of Auxilium Pharmaceuticals, Inc. (the “Issuer”). This Statement constitutes Amendment No. 2 to the Schedule 13D filed on August 9, 2004 (“Original Schedule 13D”) by SCP Private Equity Partners II, L.P. (“SCP”), SCP Private Equity II, LLC (“SCP LLC”) and Winston J. Churchill (collectively, the “Reporting Persons”). The address of the Issuer’s principal executive office is 40 Valley Stream Parkway, Malvern, PA 19355.

Except as otherwise amended and supplemented herein, the information contained in the Original Schedule 13D, and Amendment No. 1 filed on July 20, 2005, remains in effect, and all capitalized terms shall have the meaning previously ascribed to them.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 5. Interest in Securities of the Issuer

(a) As of November 22, 2006, SCP is the beneficial owner of 826,291 shares of Common Stock, including currently exercisable warrants to purchase 165,234 shares of Common Stock. The 826,291 shares constitute 2.3% of the issued and outstanding shares of Common Stock (based on 35,304,070 shares of Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the “Quarterly Report”).

As of November 22, 2006, Mr. Churchill is the beneficial owner of 1,745,022 shares of Common Stock, which includes the following: (i) options which are exercisable within 60 days of November 22, 2006 for 57,000 shares of Common Stock, (ii) 826,291 shares of Common Stock held by SCP, which includes 165,234 shares issuable upon exercise of a warrant, (iii) 597,041 shares of Common Stock held by CIP Capital, L.P. (“CIP”), which includes 82,226 shares issuable upon exercise of a warrant, (iv) 165,848 shares of Common Stock held by SCP Private Equity II General Partner, LP (“SCP GP”), the sole general partner of SCP; (v) 6,009 shares of Common Stock held by West Valley Partners II (“West Valley”) and (vi) 25,503 shares of Common Stock held by The Churchill Foundation (“The Foundation”), which includes 5,100 issuable upon the exercise of a warrant. The 1,745,022 shares constitute 4.9% of the issued and outstanding shares of Common Stock (based on 35,304,070 shares of Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report).

Mr. Churchill is a managing partner of SCP; Mr. Churchill disclaims beneficial ownership of all shares that may be held by SCP. Mr. Churchill is founder and a control person of CIP; Mr. Churchill disclaims beneficial ownership of all shares that may be held by CIP. Mr. Churchill is a control person of SCP GP; Mr. Churchill disclaims beneficial ownership of all shares that may be held by SCP GP. Mr. Churchill is the manager of West Valley; Mr. Churchill disclaims beneficial ownership of all shares that may be held by West Valley. Mr. Churchill is a trustee of The Foundation and disclaims beneficial ownership of all shares that may be held by The Foundation.

(b) SCP has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 826,291 shares of Common Stock. SCP LLC is deemed to be such a beneficial owner as described herein because of an agreement with SCP granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP.

CIP has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 597,041 shares of Common Stock.

Mr. Churchill has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 124,330 shares of Common Stock. Mr. Churchill has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 826,891 shares of Common Stock with the other partners of SCP. Mr. Churchill has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 597,041 shares of Common Stock with the other directors and partners of CIP. Mr. Churchill has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 165,848 shares of Common Stock with the other directors and partners of SCP GP. Mr. Churchill has shared power to dispose or direct the disposition of 6,009 shares of Common Stock with the other partners of West Valley. Mr. Churchill has shared power to vote or direct the vote and shared power to dispose or the direct the disposition of 25,503 shares of Common Stock held by The Foundation.

(c) On November 22, 2006, SCP distributed 3,114,341 shares that were directly held by SCP to SCP GP and its limited partners, which included West Valley, in accordance with their respective percentage interests.

(d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of more than 5% of the class of securities on November 22, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCP Private Equity Partners II, L.P.

By:	SCP Private Equity II General Partner, L.P., its General Partner

By:	SCP Private Equity II, LLC

By:	/s/ Thomas G. Rebar
Name:	Thomas G. Rebar
Title:	a Managing Partner

SCP Private Equity II, LLC

By:	/s/ Thomas G. Rebar
Name:	Thomas G. Rebar
Title:	a Managing Partner

/s/ Winston J. Churchill
Winston J. Churchill